SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November 2008

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐    No ☒

Explanatory Note

On or about November 24, 2008, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on December 29, 2008 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Tzvia Broida
Name:	Tzvia Broida
Title:	Chief Financial Officer

Dated: November 24, 2008

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 29, 2008

Herzliya, Israel

November 24, 2008

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”), shall be held on Monday, December 29, 2007 at 09:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1.	To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of directors of the Company (the “Board”) to serve as Class III Directors for a term of three years;

2.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.	To approve compensation plans for certain of the Company’s directors;

4.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

5.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007; and

6.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on November 19, 2008 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your ordinary shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Gideon Hollander

Chairman of the Board of Directors

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the “Shareholders”) of Ordinary Shares, par value NIS 0.01 each (the “Ordinary Shares”) of Jacada Ltd. (the “Company”), in connection with the solicitation by the Board of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, December 29, 2008 at 09:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

At the Meeting, Shareholders will be asked:

1.	To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of directors of the Company (the “Board”) to serve as Class III Directors for a term of three years;

2.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.	To approve compensation plans for certain of the Company’s directors;

4.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

5.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007; and

6.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board has fixed the close of business on November 19, 2008 as the record date (the “Record Date”) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business of the Record Date, there were 16,462,244 Ordinary Shares entitled to vote. Such number of Ordinary Shares does not include a total of 4,447,184 Ordinary Shares held on such date by the Company as treasury shares, all of which were repurchased by the Company during 2008 pursuant to a share repurchase program as well as a self tender offer conducted by the Company. Under Israeli law, for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about November 25, 2008.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on Monday December 29, 2008 at 09:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board to serve as Class III Directors for a term of three years; (2) to re-elect Mr. Dan Falk to the Board to serve for an additional term of one year; (3) to approve compensation plans for certain of the Company’s directors; and (4) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services. See “RE-ELECTION OF DIRECTORS”, “RE-ELECTION OF UNCLASSIFIED DIRECTOR”, “APPROVAL OF COMPENSATION PLANS FOR CERTAIN OF THE COMPANY’S DIRECTORS” and “RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION”. At the Meeting the shareholders will also receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2007.

The Board knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on November 19, 2008) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 16,462,244 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote. Such number of Ordinary Shares does not include a total of 4,447,184 Ordinary Shares held on such date by the Company as treasury shares, all of which were repurchased by the Company during 2008 pursuant to a share repurchase program as well as a self tender offer conducted by the Company . Under Israeli law, for so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company, nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 5, 2009 at 9:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more Shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for re-election of Mr. Gideon Hollander to the Board to serve as a Class III Director for a term of three years, for re-election of Mr. Yossie Hollander to the Board to serve as a Class III Director for a term of three years, for the re-election of Mr. Dan Falk to the Board of Directors for an additional term of one year, for the approval of the compensation plan for Mr. Yossie Hollander and Mr. Dan Falk, members of the Board, for the approval of the compensation plan for Mr. Gideon Hollander, the Company’s chairman of the Board, and for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth information as of November 25, 2008 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group based on filings made with the SEC. For each listed person, shares beneficially owned and percentage ownership take into account shares issuable upon exercise of securities exercisable within 60 days of the date hereof. Other than Gideon Hollander, Yossie Hollander and Paul O’Callaghan, whose shareholdings are described below, none of our officers and directors owns in excess of 1% of our outstanding Ordinary Shares.

	As of November 25, 2008
	Number of Shares Owned	Percentage of Shares (Issued and Outstanding)	Percentage of Shares (Fully diluted basis)
Yossie Hollander (1)(2)(4)	2,251,510	13.56%	11.39%
Gideon Hollander (1)(3)(4)	2,139,987	12.56%	10.91%
Paul O’Callaghan (4)	300,000	1.79%	3.01%
Emancipation Capital, LP (5)	1,755,547	10.66%	8.8%

(1)	Member of the Company’s Board of Directors.
(2)	Based on a Directors and Officers Questionnaire submitted to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 147,500 ordinary shares issuable pursuant to options held by Mr. Hollander, which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.
(3)	Based on a Schedule 13G filed with the Commission on February 14, 2007. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 575,000 ordinary shares issuable pursuant to options held by Mr. Hollander, which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.
(4)	The shares listed represent shares issuable upon exercise of options vested within 60 days of the date hereof.
(5)	Based on a Schedule 13G filed with the Commission on February 13, 2008 and information provided to us by Emancipation Capital Funds, this amount represents ordinary shares held by the following entities, (i) Emancipation Capital Funds and (ii) Hurley Capital, LLC, constituting, in the aggregate, 10.66% of our outstanding capital stock. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY 10036, USA.

RE-ELECTION OF DIRECTORS

In accordance with the terms of the Company’s Articles of Association, the Board is divided into three classes and the term of the office of the Class III Directors expires on the date of this Meeting.

At the Meeting, it is intended that proxies will be voted for the re-election of the Class III Directors, Mr. Gideon Hollander and Mr. Yossie Hollander (other than those directing the proxy holders not to vote for the listed nominees). Both of Mr. Gideon Hollander and Mr. Yossie Hollander currently serve as directors of the Company, and, if elected, they shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless their office is earlier vacated under any relevant provision of the Articles of Association and/or the Israeli Companies Law—1999 (the “Companies Law”)

The Proposed Directors

Mr. Gideon Hollander has served as a director of the Company since 1990. In addition, Mr. Gideon Hollander was a co-founder of the Company in 1990, has served as our Chief Executive Officer from 1990 to December 2007 and has been the Company’s Chairman of the Board of Directors since January 2008. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Gideon Hollander is Yossie Hollander’s brother.

Mr. Yossie Hollander has served as a director of the Company since 1990. In addition, he has been the Chairman of the Board of Directors from November 1995 to December 2007. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999. Mr. Hollander is a member of the executive committee of the Weizman Institute. Yossie Hollander is Gideon Hollander’s brother.

The Board will present the following resolutions at the Meeting:

“RESOLVED, that Mr. Gideon Hollander be, and he hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

“RESOLVED, that Mr. Yossie Hollander be, and he hereby is, re-elected to serve as a Class III Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

For the foregoing Resolutions to be adopted, they must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to re-elect the above-named as Directors.

RE-ELECTION OF UNCLASSIFIED DIRECTOR

In accordance with the Company’s Articles of Association, in addition to the three classes into which the Board of Directors is divided, the Shareholders may elect an additional unclassified director to serve on the Company’ Board of Directors for 1-year terms. At the Meeting, it is intended that proxies will be voted for the re-election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). If re-elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Proposed Director

Mr. Dan Falk has served as a director of the Company since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd., Nova Measuring Systems Ltd., AVT Ltd. and Amiad Filteration Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

The Board will present the following resolution at the Meeting:

“RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed re-election of Mr. Dan Falk to the Board, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed re-election (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to re-elect the above-named as an Unclassified Director.

APPROVAL OF COMPENSATION PLANS FOR CERTAIN OF THE COMPANY’S DIRECTORS

Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval.

Under arrangements previously approved by the Company’s Audit Committee and Board following recent amendments to regulations promulgated under the Companies Law, the Company’s external directors (as defined in the Companies Law) (“External Directors”) are currently compensated as follows: (i) an annual payment (the “Annual Payment”) of NIS 42,000; and (ii) payment for every meeting of the Board of Directors or any committee thereof in which they participate (“Participation Compensation”) of NIS 2,200, provided that in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the Participation Compensation and in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the Participation Compensation. Such fees are subject to updates in accordance with the Companies Law and the regulations promulgated thereunder. The approval of such compensation for External Directors does not require shareholder approval.

In light of the significant and growing responsibilities placed upon the members of the Board of Directors and following the adoption of the above compensation plan for the Company’s External Directors, the Company’s Audit Committee and Board have resolved, and propose that the shareholders approve, to revise the compensation plan for the Company’s non External Directors, Mr. Yossie Hollander and Mr. Dan Falk, such that such director’s compensation shall be equal to the Company’s External Directors’ compensation.

In addition to the above, the Company’s chairman of the Board, Mr. Gideon Hollander, served as the Company’s Chief Executive Officer between 1990 and December 2007. The Company’s Audit Committee and Board resolved, and currently propose that the shareholders approve, the entry by the Company into a services arrangement with Mr. Gideon Hollander under which he would serve as the Company’s chairman of the Board and provide the Company with professional services in connection with the Company’s investor relations activities. Under such arrangement, it is proposed that (i) for as long as Mr. Gideon Hollander serves as the chairman of the Company Board and as a consultant to the Company in connection with the Company’s investor relations activities, Mr. Hollander shall be entitled to a quarterly fee of $12,000 as total consideration for his services to the Company as a consultant, director and chairman of the Board, and (ii) Upon the termination of the engagement of Mr. Hollander’s services in connection with the Company’s investor relations activities and for as long as Mr. Hollander serves as the chairman on the Company’s Board, Mr. Hollander shall be entitled to a quarterly fee of $6,000 per calendar quarter in addition to his compensation as a director which shall be equal to the other non-External Directors’ compensation.

The proposed compensation arrangements are deemed interested party transactions under Israeli law, which require approval by the Company’s Audit Committee, Board and shareholders. The respective Company’s directors have informed the Company of their personal interest in such transaction and the Company’s Audit Committee and Board have approved such compensation arrangements in accordance with the provisions of the law.

Accordingly, the Board of Directors will present the following Ordinary resolutions at the Meeting:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors, changing the remuneration payable to Mr. Yossie Hollander and Mr. Dan Falk, the Company’s Directors, effective as of August 11, 2008, so as to equal the remuneration paid to the Company’s External Directors.”

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors changing the remuneration payable to Mr. Gideon Hollander, effective as of January 1, 2008, so that as long as Mr. Gideon Hollander provides professional services to the Company in connection with the Company’s investor relations activities, he shall be entitled to a quarterly fee of $12,000 as total consideration for his services as a consultant, director and the chairman of the Company’s Board, and that upon the termination of the engagement of Mr. Hollander’s services in connection with the Company’s investor relations activities and for as long as Mr. Hollander serves as the chairman on the Company’s Board, Mr. Hollander shall be entitled to a quarterly fee of $6,000 per calendar quarter in addition to his compensation as a director which shall be equal to the other non-External Directors’ compensation.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the approval of such resolutions.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board will present the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

ANNUAL REPORT

At the Meeting, the Financial Statements of the Company for the fiscal year ended December 31, 2007, will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2007) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s investors Relations department in the U.S at 770-352-1300 or in Israel at+972(9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Gideon Hollander

Chairman of the Board of Directors

Dated: November 25, 2008